RECEIVED
MAR - 3 2003
SEC MAIL PROCESSING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B-47565

[redacted]

03014527

Information Require... nt to Section 17 of the Securities Ex... -5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Matrix Investment Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
700 17th Street, Suite 1000
(No. and Street)

Denver, (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danelle Hulse 303-595-9898
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name - if individual, state last, first, middle name)

707 17th Street, Suite 2700 (ADDRESS) Denver, (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin C Hirsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Matrix Investment Services Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL M. JEPSON NOTARY PUBLIC STATE OF COLORADO

Benjamin C Hirsh
Signature

Sr. Vice President
Title

Jill M. Jepson
Notary Public 4/9/03

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FIRST MATRIX INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon and
Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5)

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Table of Contents

KPMG

707 Seventeenth Street
Suite 2700
Denver, CO 80202

Independent Auditors' Report

The Board of Directors
First Matrix Investment Services Corporation:

We have audited the accompanying statements of financial condition of First Matrix Investment Services Corporation (the Company), a wholly owned subsidiary of Matrix Bancorp, Inc., as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Matrix Investment Services Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
January 31, 2003

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash and cash equivalents	$	658,832	500,859
Restricted cash maintained at clearing organization		100,000	25,000
Accounts receivable due from Parent		473,739	88,570
Commissions receivable from broker-dealer and clearing organization		155,480	69,783
Furniture and equipment, net		42,940	31,223
Prepaid expenses and other assets		34,453	2,963
Total assets	$	1,465,444	718,398
Liabilities and Stockholder's Equity			
Commissions payable and other liabilities	$	243,992	20,413
Accounts payable due to affiliated company		118,837	126,668
Accounts payable		45,078	22,577
Accrued income taxes due to affiliated company		56,701	17,635
Accrued expenses		103,049	—
Total liabilities		567,657	187,293
Stockholder's equity:			
Common stock, 1,000,000 shares authorized with $1 par value. Issued and outstanding 1,000 shares		1,000	1,000
Additional paid-in capital		976,000	649,000
Accumulated deficit		(79,213)	(118,895)
Total stockholder's equity		897,787	531,105
Commitments and contingencies			
Total liabilities and stockholder's equity	$	1,465,444	718,398

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Operations

Years ended December 31, 2002 and 2001

		2002	2001
Revenues:			
Related party brokerage revenue	$	1,487,362	84,206
Sale of investment company shares		745,769	809,651
Securities and loan commissions		885,174	573,087
Interest income		107,172	13,819
Total revenues		3,225,477	1,480,763
Expenses:			
Salaries, commissions, and employee benefits		2,186,008	1,149,222
Commissions and clearance fees paid to other broker-dealers		183,013	104,766
Communications		85,937	51,297
Occupancy and equipment		351,712	100,353
Regulatory fees		8,398	13,286
Other		333,388	175,667
Total expenses		3,148,456	1,594,591
Income (loss) before income taxes		77,021	(113,828)
Income tax expense (benefit)		37,339	(38,343)
Net income (loss)	$	39,682	(75,485)

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2002 and 2001

	Common stock	Additional paid-in capital	Retained earnings/ accumulated deficit	Total
Balances at December 31, 2000	$ 1,000	49,000	128,174	178,174
Net loss	—	—	(75,485)	(75,485)
Capital contribution (from Parent)	—	600,000	—	600,000
Dividends paid	—	—	(171,584)	(171,584)
Balances at December 31, 2001	1,000	649,000	(118,895)	531,105
Net income	—	—	39,682	39,682
Capital contribution (from Parent)	—	327,000	—	327,000
Balances at December 31, 2002	$ 1,000	976,000	(79,213)	897,787

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income (loss)	$	39,682	(75,485)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation expense		19,537	8,884
Change in operating assets and liabilities:			
Restricted cash maintained at clearing organization		(75,000)	—
Accounts receivable due from Parent		(385,169)	(88,570)
Commissions receivable from broker-dealer and clearing organization		(85,697)	17,605
Prepaid expenses and other assets		(31,490)	1,408
Commissions payable and other liabilities		223,579	(36,365)
Accounts payable due to affiliated company		(7,831)	126,668
Accounts payable		22,501	10,726
Accrued income taxes due to affiliated company		39,066	(59,572)
Accrued expenses		103,049	—
Net cash used in operating activities		(137,773)	(94,701)
Cash flows from investing activities:			
Net purchases of furniture and equipment		(31,254)	(31,666)
Cash flows from financing activities:			
Capital contributions		327,000	600,000
Dividends paid		—	(171,584)
Net cash provided by financing activities		327,000	428,416
Increase in cash and cash equivalents		157,973	302,049
Cash and cash equivalents, beginning of year		500,859	198,810
Cash and cash equivalents, end of year	$	658,832	500,859

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Notes to Financial Statements

December 31, 2002 and 2001

(1) Organization

On February 5, 1997, Matrix Bancorp, Inc. (Matrix), a thrift holding company, completed the acquisition of the Vintage Group, Inc. (Vintage) with the issuance of 779,592 shares of Matrix's common stock, which was accounted for as a pooling of interests. First Matrix Investment Services Corporation (Company) was a wholly owned subsidiary of Vintage-Delaware Holdings, Inc., until October 31, 2001 when the Company contributed 100% of its outstanding stock to Matrix Capital Markets (Parent), a wholly owned subsidiary of Matrix. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company has offices in Fort Worth, Texas; Memphis, Tennessee; and Denver, Colorado.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements include the accounts of the Company and its operating offices and have been prepared on the accrual basis of accounting.

(b) Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets ranging from two to five years.

(c) Revenue Recognition

Revenues from the sale of investment company shares, which represent fees from sales of mutual funds directed by clients, and securities commissions revenues and expenses are recorded on a trade date basis as securities transactions are executed.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company's results of operations are included in the consolidated federal and state income tax returns of Matrix. The Company is charged or receives the benefit for the taxes applicable to its profits or losses calculated on the basis of filing separate income tax returns.

(e) Cash and Cash Equivalents

The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents.

(Continued)

(f) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $284,864, which was $247,021 in excess of its required net capital of $37,843. The Company's aggregate indebtedness to net capital ratio was 1.99 to 1 at December 31, 2002. The Company had no subordinated debt at December 31, 2002 or 2001 or at any time during the years then ended.

The net capital computation was included in the FOCUS report (form X-17a-5) filed with the Securities and Exchange Commission on January 27, 2003.

(4) Related-Party Transactions

On October 1, 2001 and as amended effective January 1, 2002, the Company along with its Parent, entered into a Small Business Administration (SBA) Loan Brokerage Agreement (the Agreement) with Matrix Capital Bank, an affiliated company. Under the Agreement, the Company provides certain loan brokerage services to Matrix Capital Bank relating to the purchase, pooling, and sale of SBA loans and securities. Under the Agreement, the Parent oversees the Company's management of its operations and systems in connection with its performance under the Agreement. Additionally, the Parent collects and remits, to the Company, all brokerage fees due from Matrix Capital Bank under the Agreement. Related party brokerage revenue for the years ended December 31, 2002 and 2001 of $1,487,362 and $84,206, respectively, represents fees generated under the Agreement. Additionally, accounts receivable due from Parent at December 31, 2002 and 2001 of $473,739 and $88,570, respectively, relates to the purchase, pooling, and sale of SBA loans and securities on behalf of Matrix Capital Bank.

Various administrative services are provided by an affiliate. Certain expenses are allocated to the Company by affiliated companies based on estimated usage of shared services. Accounts payable due to affiliated company at December 31, 2002 and 2001 of $118,837 and $126,668, respectively, is for various operating expenses paid by Matrix on behalf of the Company.

During the years 2002 and 2001, Matrix forgave $327,000 of accounts payable owed to it by the Company and contributed $600,000 of cash, respectively, to the Company which was recorded as an increase in additional paid-in capital. The Company also paid dividends of $0 and $171,584 to its former parent company, Vintage-Delaware Holdings, Inc.

(Continued)

(5) Furniture and Equipment

At December 31, 2002 and 2001, the Company's furniture and equipment consisted of the following:

		2002	2001
Furniture and fixtures	$	23,811	15,526
Equipment		39,582	18,937
Computer hardware		30,525	28,201
		93,918	62,664
Less: accumulated depreciation		50,978	31,441
	$	42,940	31,223

(6) Operating Leases

The Company leases office space and certain equipment under noncancelable operating leases. Annual amounts due under the office and equipment leases are as follows:

Year ending December 31:		
2003	$	142,096
2004		146,784
2005		132,265
2006		98,604
2007		62,826
Thereafter		5,236
	$	587,811

Rent expense for the years ended December 31, 2002 and 2001 totaled $102,352 and $52,355 and is included in occupancy and equipment costs. Included in rent expense for 2002 and 2001 was $11,727 and $0 related to office space leased from Matrix Tower Holdings, LLC, a wholly owned subsidiary of Matrix Capital Bank, an affiliate.

(7) Defined Contribution Plan

The Company has a 401(k) defined contribution plan (Plan) through Matrix covering all employees who have elected to participate in the Plan. Each participant may make pre-tax contributions to the Plan up to 15% of such participant's earnings with a maximum of $11,000 and $10,500 in 2002 and 2001, respectively. The Company makes a matching contribution of 25% of the participant's total contribution. Matching contributions made by the Company vest at a rate of 20% per year after two years of service with full vesting after six years of credited service. Company matching contributions totaled $34,792 and $15,837 for the years ended December 31, 2002 and 2001, respectively.

(8) Income Taxes

For the years ended December 31, 2002 and 2001, the income tax expense (benefit) varied from the amount computed at the 34% statutory federal rate, as follows:

		2002	2001
Federal tax at statutory rate	$	26,187	(38,702)
Net effect of permanent differences		7,762	3,439
State income taxes, net of federal benefit		2,253	(3,058)
Other		1,137	(22)
	$	37,339	(38,343)

The income tax expense (benefit) for the years ended December 31, 2002 and 2001 consisted of $33,873 and $(33,710), of federal income tax, respectively, and $3,466 and $(4,633) of state franchise taxes, respectively.

Income tax payments for the years ended December 31, 2002 and 2001 totaled $0 and $588, respectively.

Schedule I

FIRST MATRIX INVESTMENT SERVICES CORPORATION

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital:				
Total stockholder's equity per the accompanying financial statements			$	897,787
Deductions and/or charges:				
Nonallowable assets:				
Furniture and equipment, net	$	(42,940)		
Prepaid expenses and other assets		(34,453)		
Unsecured receivable		(61,791)		
Receivable from Parent		(473,739)		(612,923)
Net capital			$	284,864
Aggregate indebtedness:				
Items included in statement of financial condition:				
Commissions payable and other liabilities			$	(243,992)
Accounts payable				(45,078)
Accounts payable due to affiliated company				(118,837)
Accrued income taxes due to affiliated company				(56,701)
Accrued expenses				(103,049)
Total aggregate indebtedness			$	(567,657)
Computation of basic net capital requirement:				
Minimum net capital required (6 2/3% of total aggregate indebtedness)			$	37,843
Minimum dollar net capital requirement of reporting broker/dealer				5,000
Net capital requirement (greater of above two minimum requirement amounts)				37,843
Net capital in excess of required minimum				247,021
Ratio: Aggregate indebtedness to net capital				1.99

Note:

The above computation does not differ materially from the computation of net capital under rule 15c3-1 as of December 31, 2002 as filed by the Company with the Securities and Exchange Commission on January 27, 2003 on form X-17a-5.

See accompanying independent auditors' report.

Schedule II

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statement Regarding Rule 15c3-3

December 31, 2002

Exemptive Provisions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Company.

See accompanying independent auditors' report.

KPMG

707 Seventeenth Street
Suite 2700
Denver, CO 80202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
First Matrix Investment Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of First Matrix Investment Services Corporation (the Company), a wholly owned subsidiary of Matrix Bancorp, Inc., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, the Company's management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
January 31, 2003